SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.             )

GLOBAL BPO SERVICES CORP.

(Name of Subject Company (Issuer))

GLOBAL BPO SERVICES CORP.

(Names of Filing Persons (Issuer))

Common Stock, par value $0.001

(Title of Class of Securities)

378981104

(CUSIP Number of Class of Securities)

125 High Street, 30th Floor

Boston, Massachusetts 02110

(617) 517- 3252

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

with a copy to:

Mark G. Borden

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not Applicable *	Not Applicable *

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required because this communication is made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable

Form or Registration No.: Not applicable

Filing Party: Not applicable

Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 12. Exhibits

Exhibit	Description
99.1	Press Release issued by Global BPO Services Corp. on June 2, 2008.

IMPORTANT INFORMATION

This Schedule TO-C and the press release attached hereto are for information purposes only and are neither an offer to purchase nor a solicitation of an offer to sell shares of Global BPO Services Corp. (“GBPO”). GBPO has not commenced the tender offer for shares of its common stock described in this communication. Upon commencement of the tender offer, GBPO will file with the U.S. Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents. GBPO shareholders and other investors should read these materials carefully when such documents are filed and become available, as they will contain important information about the terms and conditions of the tender offer. Shareholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at http://www.sec.gov, or from GBPO by directing a request to Global BPO Services Corp., 125 High Street, 30th Floor, Boston, Massachusetts 02110. Shareholders are urged to read those materials carefully prior to making any decisions with respect to the tender offer.